AMERICAN BANK INCORPORATED

Allentown, Pennsylvania

FAIRNESS OPINION AND VALUATION REPORT

As of February 8, 2007

8300 Boone Blvd., Suite 200 • Vienna, Virginia 22182 • (703) 564-9120

www.danielsoncapital.com

AMERICAN BANK INCORPORATED

Allentown, Pennsylvania

FAIRNESS OPINION

As of February 8, 2007

Set forth herein is Danielson Capital LLC’s (“Danielson”) opinion as of February 8, 2007 as to the “fairness” of the offer by American Bank Incorporated (“American” or the “Bank”) of Allentown, Pennsylvania to repurchase common stock issued by the Bank from shareholders owning below a certain number of shares in conjunction with a going private transaction (“GPT”). The goal of the GPT is to reduce the number of shareholders below the legal threshold which would allow the Bank to de-register with the Securities and Exchange Commission (“SEC”). In this opinion, fair market value is defined as the price at which American common stock shares would change hands between a willing seller and a willing buyer, each having reasonable knowledge of the relevant facts. This fairness opinion does not take into account the “sale” value of the Bank in which there would be a premium paid for a change in control.

In preparing this opinion, Danielson considered: (i) the markets served by the Bank, (ii) the financial condition and performance of the Bank, (iii) the outlook for the banking industry, (iv) the dividend paying capacity of the Bank, (v) the size of the block of stock to be repurchased, (vi) comparisons to the pricing multiples of other banks and thrifts that have their stock actively traded in a free and open market, either on an exchange or over the counter and (vii) any other unique characteristics.

This opinion is partly based on data supplied to us by American, and some public information which is believed to be reliable, but the accuracy or completeness of such information cannot be guaranteed. In particular, this opinion assumes that there are no significant loan problems beyond what has been stated in the most recent reports to the regulatory agencies.

In determining the fair value at which to repurchase shares of the Bank’s common stock in a GPT, primary emphasis has been given to the stock prices of comparable banking companies and how American differs from them. This analysis was supported by recent trades in American stock. Based on these comparisons and an analysis of the Bank’s financial condition, future prospects and unique characteristics, it has been determined that as of February 8, 2007, any price from $9.00 to $9.14 per share is a fair price for American to repurchase its common stock in conjunction with a GPT. Any price within this range is a fair price for American, its shareholders who are above the threshold for the GPT, and shareholders below the threshold who will receive, or elect to receive, cash.

Respectfully submitted,

David G. Danielson

President

Danielson Capital, LLC

Proposed Transaction

American is considering a GPT in order to de-register with the SEC. To deregister, the number of shareholders of the Bank’s common stock must be reduced from the current number, which is more than 500, to less than 300.

There are numerous reasons for de-registration, but the chief reason is to reduce the costs associated with being a public company. While public companies have always been regulated, the level of regulation has increased dramatically with the enactment of the Sarbanes-Oxley Act and this trend toward increasing regulation is expected to continue. While the overall intent of these regulations is good, they have also dramatically increased the costs associated with being a public company. In some cases, the benefits of being a public company are now outweighed by these costs. As a result, many companies, banking and otherwise, have de-registered with the SEC and have “gone private”.

In the proposed transaction, American will “go private” though a combination of a cash-out merger and the issuance of a new class of preferred stock. To effect this transaction, American will divide its shareholders into three groups. Shareholders holding 1,000 or more shares will be unaffected. Shareholders of record holding more than 100 but fewer than 100 shares will be able to elect to receive either the new preferred stock or cash. Shareholders or record owning 100 shares or fewer will receive cash. The 1,000 share threshold is the level American estimates is necessary to bring the number of shareholders below 300.

The new preferred stock will be issued on a share for share basis with the common stock. The preferred stock is expected to have the following significant characteristics: (i) preference over common stock in receiving non-cumulative dividends, (ii) no maturity date or redemption at the option of the holder, (iii) voting rights are limited to voting on certain merger and business combination transactions in which holders of common stock are entitled to vote (iv) upon a change of control coverts to common stock and (v) callable at the option of the Bank after five years. This call feature would require conversion into common stock on a share for share basis.

It is anticipated that after completing this transaction, American will de-register with the SEC, and, as a result, will experience significant cost savings of about $250,000 annually. De-registration with the SEC will also reduce the burden on management’s time attributable to complying with the requirements of being a registered company.

Description of American

American opened in June 1997 and operates out of a single location in Allentown, Pennsylvania. In August of 2001, the Bank undertook a public offering and formed a holding company which formally became the holding company for American by February of 2002. Its primary regulator is the Federal Reserve Bank and its deposits are insured by the Federal Deposit Insurance Corporation.

The Bank does business over the internet and holds itself out as a “nationwide” community bank serving both Eastern Pennsylvania as well as customers throughout the country. It offers customers a wide range of loan and deposit products typical of a small bank. As it uses the internet to gather deposits, typically money market demand accounts or CDs, it pays a premium for these accounts. The Bank has very few non-interest bearing deposits. On the loan side, most loans are backed by real estate. Assets not invested in loans are invested in a variety of securities. The vast majority of its income is spread-related, but it also seeks to generate income from the origination and sale of home mortgages, as well as an on-line discount brokerage offered through a third party vendor.

As of December 31, 2006, American had assets of $504 million, deposits of $369 million, loans of $324 million and common equity capital of $34.2 million. For the 2006 fiscal year, it had net income of $2.8 million and returns on average assets and equity of .54% and 8.25%, respectively.

Market Description

While the Bank does business over the internet, its primary market is the Lehigh Valley, which is comprised of Lehigh and Northampton counties. In 2005, this area had a population of over 610,000 people, growing at a rate of about 1.2% annually. This growth rate was much higher than that of Pennsylvania, which had a population of 12.4 million growing at an annual rate of .3% (see Table 1).

The Lehigh Valley is a fairly affluent area that has experienced significant business growth. In 2005, median household income of $54,101 was significantly above the median for the state of $48,534. At this time, there was an estimated 20,803 businesses in the Lehigh Valley employing 228,635 people (see Table 2).

The Lehigh Valley is a large banking market with deposits in excess of $11 billion spread out among twenty-three banking organizations and over two dozen credit unions. In mid-2006, Wachovia Corporation (“Wachovia”), with deposits of $2.8 billion and a 25.4% deposit share was by far the leading banking organization in the area. The only other banking organizations with significant market shares are KNBT Bancorp, Inc. (“KNBT”) with deposits of just under $1.4 billion and a 12.3% deposit share, and Fulton Financial Corporation (“Fulton”) with deposits of $1.0 billion and a 9.1% deposit share. The other twenty banks – including American – all have deposit shares of less than 7%.

In the past eighteen months, four new institutions have moved into the Lehigh Valley and opened branch offices. Team Capital Bank (“Team Capital”) and Commerce Bancorp, Inc. (“Commerce”) were open by mid-2006. Unity Bancorp, Inc. (“Unity”) and Wilmington Trust Corporation (“Wilmington Trust”) opened in the later half of 2006 (see Table 3).

American’s deposits may be overstated in terms of true local market share because of its on-line presence and marketing strategy of promoting its interest-bearing checking account beyond the Lehigh Valley.

Financial Performance and Status

American was established in June 1997. By the end of its second full year in December of 1999, it had assets in excess of $120 million and was profitable by the fourth quarter of that year (see Table 4).

Over the next three years, from 2000 through 2002, American grew rapidly with dramatically increasing profits. By the end of 2000, assets doubled to $244 million, and by the end of 2002, they had nearly doubled again reaching $453 million. Earnings in each of these years showed continued improvement rising from $429,000 in 2000 to $1.3 million in 2001, and then $2.5 million in 2002.

From 2003 through 2005, the Bank’s earnings and asset growth slowed considerably. Assets as of December 31, 2005, were $529 million, which was only $76 million more than at the end of 2002. In 2003, net operating income actually fell by about $400,000, due to extreme margin pressure, but increased sharply in 2004 to allow net income to rise above $3 million for the first time. By 2005, American’s net income was over $3.5 million (see Tables 4 and 5).

In 2006, American’s assets fell to $504 million, equity slid to $34.2 million and net income decreased to just over $2.8 million. The drop in assets, equity and earnings was in part related to the stock repurchase of over 1.4 million shares at a cost of $12.9 million which occurred in the first quarter. The payment of $12.9 million came out of cash and lowered equity, and the loss of earnings on the cash paid contributed to lower earnings. For example, $12.9 million invested at 5% would have earned $645,000 pre-tax. However, since equity was also reduced, the return on average equity remained above 8%.

The earnings slide in 2006 primarily reflected the slippage in spread revenue and a decrease in non-interest income. Net interest income fell from $10.0 million in 2005 to less than $9.8 million in 2006, while overhead grew by about $200,000. In the fourth quarter of 2006, net interest income was $9.3 million on an annualized basis versus $10.5 million in the first quarter of 2006. As mentioned in the preceding paragraph, this drop was mostly due to the stock buyback which lowered equity by $12.9 million, but was also attributable to narrowing margins. Additionally, non-interest income fell by over $440,000 in 2006 from 2005 (see Table 5 and 6).

Since the end of 2002, the Bank has de-leveraged its balance sheet. On the asset side, from the end of 2002 though the end of 2006, loans increased by $187 million and securities decreased by $130 million. On the liabilities side, deposits increased by $62 million and borrowings remained flat (see Table 7).

With this greater emphasis on loans, the Bank’s loan-to-asset ratio rose from 30% at the end of 2002 to 64% at the end of 2006. This helped keep net interest income as a percent of average assets steady in the 1.85% to 1.93% range while the banking industry, and the Bank, experienced significant increases in their cost of funds. From 2002 through 2005, the Bank’s cost of funds was in the 2.53% to 3.16% range, but this had increased to 3.75% in the fourth quarter of 2006 (see Tables 8 and 9).

American has a high cost of funds as a result of a business model based on soliciting funds through the internet. This is offset by the low overhead of this approach, but in a rising interest rate environment, the lack of non-interest bearing deposits, which is typical of this deposit gathering approach, makes it more vulnerable to the rising cost of funds. Comparatively, only 2% of its deposits are non-interest bearing versus 10% for its Pennsylvania peers, who for the most part, raise deposits through branch networks (see Table 10).

The Bank has a significant portion of its loan portfolio committed to real estate-backed loans. Residential mortgages and commercial loans backed by real estate were 34% and 55% of the loan portfolio, respectively. Comparatively, its Pennsylvania peers had ratios of 24% and 26%, respectively.

From an asset quality perspective, American continues to do well. It had just .01% nonperforming assets (“NPAs”) at the end of 2006, and its reserves were a very adequate 1.15% of loans. Equity was also adequate at 6.79% of assets (see Table 11).

In recent years, American’s stock price has trended downward, but earnings per share have remained stable. American’s stock price was above $9 per share at year-end 2002 and 2003, but fell below $9 at year-end 2004 and 2005. At the end of 2006, and in recent days, it has traded below $8 per share. During this time period, earnings per share remained fairly constant in the range of $.39 to $.45 per share (see Table 12).

As a result of the lower stock price and stable earnings, the Bank has seen its pricing multiples fall. At the end of 2002, the stock was trading at 23.7 times earnings and 202% of book. At the end of 2006, these multiples had fallen to 18.2 times earnings and 137% of book.

These pricing multiples, though, are based on the trading of a stock with little daily volume. In 2006, there were six months where less than 1,000 shares traded each day while in the other six months, the daily volume was between 1,000 and 4,600 (see Table 13).

In 2007, the Bank’s forecasted earnings of $2.7 million or $.45 per share, excluding one-time items, would increase slightly after a GPT. If American repurchases all of the shares of shareholders with less than 1,000 shares, the cost will be about $1.6 million, assuming a price in the range of $9.00 to $9.15 per share, and projected net income would increase to $2.8 million or $.47 per share. If 50% of the shareholders elect to hold onto the newly issued preferred stock, and 50% decide to take the cash option (including the 111 shareholders holding 100 shares or less who must take the cash option), net income is forecasted to be $2.9 million or $.48 per share. This projected increase in earnings are the result of the anticipated annual cost savings of about $225,000 from de-registering with the SEC and fewer shares outstanding, offset by the loss of earnings on cash paid (see Table 14).

Valuation of Common Stock

There are numerous methodologies used in valuing a common stock including: (i) comparisons to the pricing multiples of other banks and thrifts that have their stock actively traded in a free and open market, either on an exchange or over-the-counter, (ii) the trading price of the stock if the stock trades in the open market, (iii) returns on investment calculations such as the discounted dividends model and (iv) liquidation value. In valuing a bank, the best method of valuation when a bank has normal or consistent income is comparisons with other similar institutions, as this lets the price be set in the open market. Since there are ample comparables to which American can be compared, this method was used as the primary method by which to value American and its stock. The discounted dividends model is also used but when earnings are low, as is the case for American, the valuation result is well below valuations determined in the open market. Liquidation value also returns values well below those determined on the open market and since American is a healthy “going concern”, this valuation method is not useful.

In determining the fair value at which to repurchase American stock, the Bank has been compared with two groups of comparable banks and thrifts whose stock actively trades in a free and open market, either on an exchange or over-the-counter. These banks and thrifts were selected based on similarities to American in terms of their financial performance. The first group is comprised of fourteen commercial banks in Maryland, New Jersey, New York and Pennsylvania with asset size and returns on equity similar to that of American (the “regional comparables”). The second group is comprised of eleven institutions from across the eastern half of the nation with returns on equity and low margins similar to that of American (the “low margin comparables”). In this latter group, because of the focus on low margins, only one of the comparables was a commercial bank, while the other ten institutions were thrifts.

The regional comparables represent banks in the region that have similar size and performance to American. Relying on the most recently reported financial data, these banks had assets between $200 million and $1 billion, returns on equity between 6% and 12%, and stocks that traded an average of more than 1,000 shares each day over the past twelve months (see Table 15).

From a balance sheet perspective, American was slightly smaller, had lower capitalization and fewer non-performing assets than the other comparable banks. The median asset size for the regional comparables was $588 million, with two of these banks having assets of more than $800 million, while American had assets of $504 million. The median tangible equity-to-tangible assets of the regional comparables was 9.24%, notably higher than the 6.79% for American. In terms of asset quality, the regional comparables had more non-performing assets (“NPAs”) with NPAs to assets of .36%, compared to only .01% for American (see Table 16).

In terms of earnings, the regional comparables performed slightly better than American. For the year ending December 31, 2006 or the nine months ending September 30, 2006 annualized, the regional comparables had returns on average equity between 7.31% and 11.78%, with a median of 10.28%. American had a return on average equity of 8.25%, which was at the low end of the range, but higher than three of the banks in the comparable group.

One aspect that sets American apart from the regional comparables is its low margins and low overhead. In 2006, the regional comparables had net interest income as a percent of average assets ranging from a low of 2.60% to a high of 4.55% with a median of 3.53%. Comparatively, American’s net interest income as a percent of average assets was a much lower 1.86%, which reflects its different deposit procurement strategy. This also was reflected in a net operating expense of 1.01% of average assets, which was well below the 2.00% of the regional comparables median.

The stock pricing of the regional comparables varied widely, but if the high and low outliers are excluded, the range becomes much narrower. The price times earnings multiples ranged from a low of 13.3X to a high of 28.1X, with a median of 16.4X. Price-to-tangible book multiples also encompassed a wide range with a low of 133% and a high of 226%. The median was 161% of tangible book. If the two outliers at the top and bottom were excluded, the ten remaining banks were priced from 147% to 194% of tangible book (see Table 17).

Since net interest income, often referred to as the margin or spread, is often a significant determinate of earnings for both banks and thrifts, institutions with narrow margins often see their stock discounted in the open market and as a result, have lower pricing multiples. Thus, American, which had much lower margins than the regional comparables, was also compared to a second comparable group with similarly low margins (the “low margin comparables”).

The low margin comparables had different selection criteria than the regional comparables. These institutions had a margin of less than 2.50%, larger asset size of up to $2 billion, no floor on trading volume and a geographic range that was expanded to include the eastern half of the United States. This selection criterion yielded eleven low margin institutions, but only one of these was a commercial bank, the other ten were thrifts (see Table 18).

From a balance sheet perspective, the low margin comparables were larger than American, had slightly higher capitalization and for the most part, had few asset quality problems. Based on the most recent data, the group’s median asset size and tangible equity-to-tangible assets was $730 million and 7.11%, respectively, compared to $504 million and 6.79% for American. The asset quality for the comparables was good with median NPAs-to-assets of .18%, although three of the banks in the group were between 1.20% and 1.60%. American had NPAs-to-assets of only .01% (see Table 19).

In terms of earnings, the low margin comparables performed similarly to American. In 2006 or the nine months ended September 30, 2006 annualized, these comparables had a median return on average equity of 8.31% versus 8.25%, for American. Margins, as a primary selection criterion, were also very similar with the low margins comparables ranging from 1.49% to 2.47%, with a median of 2.06%, versus a slightly lower 1.86% for American.

The pricing of the low margin comparables was generally lower than the pricing for the regional comparables. The median price times earnings multiple was 15.7X and covered a wide range from a low of 12.3X to a high of 30.7X. The median price as a percent of tangible book was also lower at 136% of tangible book and the range, excluding one high outlier was between 121% and 174% (see Table 20).

Normally, the best measurement of fair market value is earnings, provided earnings are normal, or can easily be normalized. However, if “normal” earnings are low and result in values lower than those determined by book, then book value tends to raise the pricing multiple as determined by earnings. This may partly be due to an assumption by investors that the earnings are likely to be higher in the future, but it also tends to reflect a historical tendency of investors to factor in sale value, which clearly adds value to earnings multiples as the prices get closer to book value. This is the case for American, as the value determined by earnings is at the low end of the value range determined by book. Thus, American common stock should also be valued based on its relationship to book, or tangible book.

In determining a value based on price-to-tangible book, it is our opinion that the primary method of valuation should be a blend of the price-to-tangible book multiples of the regional comparables and those of the low margin comparables. As a commercial bank, American should be priced as a commercial bank, but with low margins, it fits the profile of thrifts more consistently and should be priced accordingly.

The median price-to-tangible book of the regional comparables was consistently higher than that of the low margin comparables. The median price-to-tangible book of the regional comparables was 161% of tangible book. If the two outliers at the top and bottom are excluded, the results suggest a value range of about 147% to 194% of tangible book. The median for the low margin comparables was a much lower 136% of tangible book with a range, excluding the one high outlier, of 121% to 174% of tangible book. Using the average of the two medians of 161% and 136% creates a value of about 150% of tangible book. A reasonable fair value range would be 10 basis points up and down, or 140% to 160% of tangible book. If these multiples are applied to American, they result in a value from $8.00 per share to $9.14 per share. These values are 18.6 to 21.3 times earnings (see Table 22).

Four banks in the low margin comparables traded an average of less than 1,000 shares each day while two institutions traded an average of over 5,000 shares each day. The median for the entire group was 1,929 shares traded each day.

As support for a valuation based on the pricing multiples of comparable banks, consideration should also be given to trading prices in American stock. In 2006, American traded an average of about 1,500 shares each day. During this time, the monthly weighted average closing price was between $7.48 and $8.45 per share, but recent prices were lower than at the beginning of the year. The suggested range of $8.00 to $9.14 per share based on the comparable groups is entirely within the range of average monthly closing prices. In January of 2007, trades averaged a lower $7.95 per share, but this is not significantly below the suggested range (see Table 13).

In addition to recent trading prices for American stock, it should be noted that during the first quarter of 2006, the Bank re-purchased 1.4 million shares of its common stock for $12.9 million at $8.94 per share. In the one year that has elapsed since the time of this transaction, the Bank’s financial outlook has not changed dramatically. Therefore, this value, which also falls between the suggested range of $8.00 and $9.14 per share, provides additional support for valuations based on comparable banks.

An alternative method for determining fair market value is using investment calculations such as the discounted dividends method which values the future value of dividends based on certain assumptions. This method projects net income over a period of seven years and determines the excess capital which is paid to shareholders in the form of a dividend. Each year, this dividend is discounted back to its present value. At the end of seven years, a residual value is obtained and is also discounted back to its present value.

Results from a discounted dividend model can be highly dependant upon the various assumptions that are made regarding the discount rate, projected future earnings and the terminal value. In a case where a bank has low earnings and projected earnings do not dramatically improve, the results are typically well below values derived from the earnings or book of comparable banks. This is the case for American.

In projecting value using discounted dividends, we used an earnings growth rate of 5%, a normal capital ratio of 6.50%, a tax rate of 31%, discount rates of 10% and 12%, and terminal values of 14 and 18 times earnings. The discount rates of 10% and 12% represent reasonable returns on a bank equity investment. A terminal value of 14 times earnings is a reasonable multiple for a small bank investment and 18 times earnings is the present trading level of American.

The highest price under the above assumptions is generated using a 10% discount rate and a terminal value of 18X earnings. Under these variables, American’s stock would be valued at 13.5 times earnings and 112% of book, which is $6.44 per share.

Conclusion

American, as a commercial bank, should be priced in comparison to other commercial banks, but in consideration for its low margins, its value should also factor in its similarity to thrifts which also have low margins. The pricing of the regional comparables – which were all banks – suggests a price of 16.4 times earnings and 161% of tangible book. The low margin comparables – which were mostly thrifts – suggests an earnings multiple of 15.7 times earnings and 136% of book. It is our opinion that the pricing of American common stock should be in a range that melds the results from the regional banks and low margin comparables. As the pricing multiples returned by price times earnings were too low and not representative of fair market value, reliance was placed on multiples of price-to-tangible book.

Thus, the fair value of the American stock – based on the combination of the price-to-tangible book of the regional comparables and the low margin comparables, supported by recent trades in American common stock – is between 140% and 160% of book, or from $8.00 to $9.14 per share. The midpoint of this range is $8.57 per share (see Table 22).

In a GPT, particularly one that is involuntary, it is not unusual for a modest premium to be paid to the shareholders. Thus, we would recommend a price at the high end of the suggested value range, or a small premium over the midpoint value. The high end of the range would be $9.00 to $9.14 per share. A premium of 5% on the midpoint of $8.57 is $9.00 per share, which is the low end of this range. Based on the above, it is our opinion that any price within $9.00 to $9.14 per share is a fair price for American, its shareholders who are above the threshold for the GPT, and shareholders below the threshold, who will receive, or elect to receive, cash.

This opinion relies on the assumption that the banks in the comparable groups are similar to American, but none of these banks are entirely identical to American. Thus, the results obtained and the opinion expressed, do not represent mathematical certainty. Additionally, we considered other factors as deemed necessary such as future financial projections and the markets served by American as well as market conditions in the banking industry.

Compensation of Financial Advisor

Pursuant to a contract dated January 22, 2007, Danielson will be paid a fee of $16,000, plus normal out-of-pocket expenses.

Table 1

Lehigh Valley

Population Growth

					Annual
	Population				Growth Rate
	2010	2005	2000	1990	00-10	90-00

Counties
Lehigh	345,921	327,609	312,090	291,130	1.0%	.7%
Northampton	303,429	283,945	267,066	247,105	1.3	.8
Total	649,350	611,554	579,156	538,235	1.2%	.7%

Pennsylvania	12,641,307	12,439,617	12,281,054	11,881,643.3%		.3%

Source: Sourcebook America – 2005 edition, ESRI, Redlands, California.

Table 2

Lehigh Valley

Business and Income – 2005

			Median
	Number of		Household
	Businesses	Employees	Income

Counties
Lehigh	11,427	146,249	$ 53,351
Northampton	9,376	82,386	54,850
Total	20,803	228,635	$ 54,101

Pennsylvania	452,555	5,031,787	$ 48,534

Source: Sourcebook America – 2005 edition, ESRI, Redlands, California.

Table 3

Lehigh Valley* - Deposit Share

	June 30,
	Deposits	Market Share
	2006	2006	2005	2004	2003	2002
	(In millions)
Large Banks
Wachovia	$2,835	25.4%	25.1%	24.9%	24.5%	25.0%
PNC	771	6.9	6.6	6.1	6.1	6.5
Sovereign**	645	5.8	5.8	5.2	5.4	5.2
Bank of America	514	4.6	5.4	6.0	6.7	6.5
M&T	98.9		.9	.9	1.1	1.2
Subtotal	$4,863	43.6%	43.8%	43.1%	43.8%	44.4%

Local Banks
KNBT**	$1,375	12.3%	12.0%	12.4%	12.4%	12.4%
Fulton	1,010	9.1	9.3	9.3	9.8	10.1
American	371	3.3	3.5	3.6	3.4	3.2
First Star**	356	3.2	3.2	3.2	3.1	3.2
East Penn	339	3.0	2.8	2.8	2.6	2.4
Embassy Bank	225	2.0	1.5	1.2	.9	.5
Susquehanna	204	1.8	1.9	2.4	2.2	2.2
MNB	195	1.8	1.8	1.8	1.8	1.7
National Penn	195	1.8	1.5	1.4	1.4	1.4
Neffs	171	1.5	1.7	1.7	1.6	1.5
New Tripoli	162	1.5	1.6	1.5	1.4	1.5
Harleysville National	122	1.1	1.1	1.0	1.0	1.0
Palm	112	1.0	.9	.8	.8	.6
Firstrust**	97.9		1.0	1.1	1.2	1.3
QNB	66.6		.6	.6	.5	.5
Commerce	59.5		-	-	-	-
Team Capital**	16.1		-	-	-	-
ESSA**	10.1		.1	-	-	-
Subtotal	$5,085	45.6%	44.5%	44.8%	44.1%	43.5%

Credit unions	1,203	10.8	11.7	12.1	12.1	12.1
Total	$11,151	100.0%	100.0%	100.0%	100.0%	100.0%

  *Lehigh and Northampton counties.

**Thrift.

Source: SNL Financial, Charlottesville, Virginia.

Table 4

American

Financial History

				Percent of Assets		Return
			Net		Net	on Avg.
	Assets	Equity	Income	Equity	Income	Equity
	(In millions)		(In thous)

2006
4th Qtr.*	$504	$34.2	$2,696	6.79%	.53%	7.91%
3rd Qtr.*	521	33.5	2,936	6.44	.55	9.09
2nd Qtr.*	533	31.6	2,740	5.93	.52	8.59
1st Qtr.*	525	31.8	2,952	6.06	.56	7.53
Annualized			$2,831		.54%	8.25%

2005	$529	$44.3	$3,535	8.38%	.68%	8.05%
2004	503	41.9	3,167	8.32	.64	8.25
2003	482	35.0	2,637	7.25	.56	8.27
2002	453	28.6	2,516	6.31	.62	9.49
2001	369	25.5	1,338	6.92	.43	5.48
2000	244	23.3	429	9.52	.24	2.46
1999**	122	11.6	(118)	10.34	(.13)	(1.13)
1998	74	10.0	(1,106)	13.64	(2.64)	(13.38)
1997	21	7.7	(844)	36.32	-	-

Note: Established June 2, 1997.

  *Net income and returns are annualized.

**Bank level data in this and previous years.

Source: SNL Financial, Charlottesville, Virginia.

Table 5

American

Revenue and Overhead Growth

	Net Int.	Nonint.			Net Oper.
	Income	Income	Revenue	Overhead	Income
	(In thousands)

2006
4th Qtr.*	$9,304	$852	$10,156	$6,020	$4,136
3rd Qtr.*	9,608	808	10,416	5,964	4,452
2nd Qtr.*	9,676	848	10,524	6,092	4,432
1st Qtr.*	10,452	828	11,280	6,156	5,124
Annualized	$9,760	$834	$10,594	$6,058	$4,536

2005	$10,047	$1,280	$11,327	$5,869	$5,458
2004	9,146	908	10,054	5,435	4,619
2003	7,288	1,139	8,427	5,111	3,316
2002	8,080	845	8,925	5,212	3,713
2001	6,872	488	7,360	5,061	2,299
2000	4,381	366	4,747	3,589	1,158
1999	2,609	193	2,802	2,661	141
1998	1,227	295	1,522	2,231	(709)
1997	348	29	377	1,109	(732)

*Annualized for year-to-year comparative purposes

Source: SNL Financial, Charlottesville, Virginia.

Table 6

American

Non-interest Income Breakdown

	Service Charge	Loan
	on Deposits	Sale	BOLI	Other	Total
			(In thousands)

2006
4th Qtr.*	$192	$52	$356	$252	$852
3rd Qtr.*	176	56	316	260	808
2nd Qtr.*	196	80	348	224	848
1st Qtr.*	204	40	348	236	828
Annualized	$192	$57	$342	$243	$838

2005	$200	$127	$339	$614	$1,280
2004	207	122	349	257	935
2003	165	401	318	255	1,139
2002	160	296	160	229	845
2001	131	164	-	193	488
2000	75	77	-	214	366
1999	34	86	-	73	193
1998	15	-	-	280	295
1997	3	-	-	26	29

*Annualized for year to year comparative purposes.

Source: SNL Financial, Charlottesville, Virginia.

Table 7

American

Balance Sheet Growth

	Assets		Liabilities
	Loans	Securities	Deposits	Borrowings
	(In millions)

2006
4th Qtr.	$324	$166	$369	$100
3rd Qtr.	322	184	362	123
2nd Qtr.	319	197	371	129
1st Qtr.	312	198	383	108

2005	$305	$209	$369	$100
2004	245	241	346	113
2003	207	259	332	113
2002	137	296	307	106
2001	138	195	254	87
2000	122	83	182	37
1999	54	49	89	11
1998	37	25	54	9
1997	7	10	13	-

Source: SNL Financial, Charlottesville, Virginia.

Table 8

American

Margin Determinant

	Percent of Assets		Yield on	Cost of
	Loans	Deposits	Loans	Funds

2006
4th Qtr.	64%	73%	6.37%	3.76%
3rd Qtr.	61	70	6.36	3.79
2nd Qtr.	59	70	6.12	3.75
1st Qtr.	59	73	6.13	3.49
Annualized			6.24%	3.75%

2005	57%	70%	6.02%	3.02%
2004	48	69	5.82	2.53
2003	43	72	6.08	2.63
2002	30	70	7.03	3.16
2001	37	70	7.84	4.46
2000	50	75	7.94	5.00
1999	48	79	7.51	4.24
1998	51	74	7.59	4.06
1997	32	63	-	-

Penn. peers*	66%	78%	7.06%	3.09%

*	Medians for profitable Pennsylvania banks with assets between $400 and $700 million with non-interest income less than 2% of average assets.

Source: SNL Financial, Charlottesville, Virginia.

Table 9

American

Income and Expense Comparison

	Percent of Average Assets
	Net Int.	Net Oper.	Net Oper.	Contr. To	Net
	Income	Expense*	Income	Reserve	Income

2006
4th Qtr.	1.83%	1.01%	.82%	.02%	.53%
3rd Qtr.	1.80	.97	.83	.05	.55
2nd Qtr.	1.84	1.00	.84	.10	.52
1st Qtr.	1.98	1.01	.97	.10	.56
Annualized	1.86%	1.00%	.83%	.07%	.54%

2005	1.93%	.88%	1.05%	.12%	.68%
2004	1.85	.91	.92	.08	.64
2003	1.55	.84	.70	.09	.56
2002	1.99	1.08	.91	.05	.62
2001	2.21	1.47	.74	.21	.43
2000	2.46	1.81	.65	.27	.24
1999	2.81	2.66	.15	.28	(.13)
1998	2.93	4.63	(1.70)	.95	(2.64)

Penn. peers**	3.23%	1.96%	1.27%	.07%	1.01%

  *Non-interest expense less non-interest income.

**Medians.

Source: SNL Financial, Charlottesville, Virginia.

Table 10

Amercian

Loan and Deposit Mix Comparison

	Percent of Deposits
	Non-int.	Other	CDs
	Bearing	Trans.*	Consumer	Jumbo	Total

2006**	2%	43%	37%	18%	100%
2005	2	56	31	11	100
2004	2	61	27	10	100
2003	3	62	27	8	100
2002	3	60	29	8	100
2001	5	59	29	7	100
2000	6	43	43	8	100

Penn. peers***	10%	55%	26%	9%	100%

	Percent of Loans
	Res.	Comm.
	Mtge.	R.E.	Comm.	Consumer	Total

2006**	34%	55%	8%	3%	100%
2005	38	49	9	4	100
2004	38	49	9	4	100
2003	32	53	10	5	100
2002	31	50	12	7	100
2001	54	33	9	4	100
2000	60	28	10	2	100

Penn. peers***	24%	26%	45%	5%	100%

*	Includes MMDA and other savings accounts.
**	September 30, 2005.
***	Averages.

Source: SNL Financial, Charlottesville, Virginia.

Table 11

American

Capital and Asset Quality Comparison

	Percent of Assets			Reserves/
	Equity	Reserves	NPAs*	Loans

2006
4th Qtr.	6.79%	.74%	.01%	1.15%
3rd Qtr.	6.44	.71	.04	1.15
2nd Qtr.	5.93	.69	.01	1.15
1st Qtr.	6.06	.67	.01	1.13

2005	6.79%	.64%	.01%	1.15%
2004	8.38	.55	.15	1.13
2003	7.25	.50	-	1.16
2002	6.31	.39	-	1.29
2001	6.92	.54	-	1.45
2000	9.52	.51	-	1.02
1999	10.34	.68	-	1.42
1998	13.64	.69	-	1.36
1997	36.32	.53	-	1.63

Penn. peers**	9.03%	.69%	.47%	1.08%

  *Includes loans 90 days past due and still accruing in this and subsequent tables.

**Medians.

Source: SNL Financial, Charlottesville, Virginia.

Table 12

American

Stock History

				Price
	Stock	Earnings	Book	Times		As a Percent
	Price	Per Share	Per Share	Earnings		of Book

2007*	$7.89	-	-
2006	7.84	$.43	$5.72	18.2	X	137%
2005	8.17	.45	5.97	18.2		137
2004	8.60	.43	5.80	20.0		148
2003	9.78	.39	5.14	25.1		190
2002	9.49	.40	4.70	23.7		202
2001	7.83	.22	4.24	35.6		185
2000	8.00	-	3.87	-		207

*January 26, 2007.

Source: SNL Financial, Charlottesville, Virginia.

Table 13

Common Stock Closing Price Summary

			Average	Average
			Weighted	Shares
	High	Low	Closing	Traded
Month	Price	Price	Price	Daily	Volume

2007
January	$8.05	$7.60	$7.95	311	6,219

2006
December	$8.35	$7.50	$7.65	2,177	43,531
November	8.49	7.79	8.14	307	6,457
October	7.96	7.26	7.54	842	18,529
September	7.96	7.28	7.60	195	3,895
August	7.83	7.45	7.48	2,276	50,067
July	8.02	7.40	7.62	4,535	90,697
June	8.47	7.83	7.98	1,458	32,067
May	8.47	7.95	8.16	2,116	46,541
April	8.50	8.07	8.32	1,740	33,053
March	8.69	8.05	8.35	560	12,879
February	8.64	7.94	8.43	795	15,113
January	8.59	8.06	8.45	809	16,174

Total 06				17,810	369,003

Source: Commodity Systems Inc. though Yahoo finance.

Table 14

American

Financial Highlights and Projections

	Estimated			As Reported
	100% cash	50%/50%
	buyback	Cash/Preferred	As is
	2007*	2007*	2007*	2006	2005
	(In thousands)

Net interest income	$10,860	$10,903	$10,945	$9,760	$10,047
Non-interest income	852	852	852	755	1,543
Revenue	$11,712	$11,755	$11,797	$10,515	$11,590

Operating expense	7,140	7,140	7,392	6,058	5,869
Net oper. income	$4,572	$4,615	$4,405	$4,457	$5,721

Contr. to reserves	$540	$540	$540	$349	$624

Pretax income	$4,032	$4,075	$3,865	$4,108	$5,097
Tax (30%)	1,210	1,223	1,160	1,277	1,565
Net income	$2,822	$2,852	$2,705	$2,831	$3,532

	(In millions)
Assets	$509.2	$510.0	$510.8	$504.3	$529.1
Equity	34.0	34.8	35.6	34.2	44.3

ROA	.57%	.56%	.53%	.54%	.68%
ROE	8.56	8.25	7.83	8.25	8.25

EPS – Diluted	$.47	$.48	$.45	$.43	$.45
Book per share	5.68	5.81	5.95	5.72	5.97

*Danielson Capital’s estimate of projected earnings.

Source: Internal reports and SNL Financial, Charlottesville, Virginia.

Table 15

Regional Comparables *

Description

Full Name	Assets**		City, State	Exchange	Ticker
	(In mill.)

ACNB Corporation	$964	***	Gettysburg, PA	OTCBB	ACNB
BCB Bancorp, Inc.	510	***	Bayonne, NJ	NASDAQ	BCBP
Boardwalk Bancorp, Inc.	455	***	Linwood, NJ	NASDAQ	BORD
Chemung Financial Corporation	732	***	Elmira, NY	OTCBB	CHMG
Eagle Bancorp, Inc	773		Bethesda, MD	NASDAQ	EGBN
First Keystone Corporation	522	***	Berwick, PA	OTCBB	FKYS
Franklin Financial Services Corp.	787	***	Chambersburg, PA	OTCBB	FRAF
Greater Community Bancorp	949		Totowa, NJ	NASDAQ	GFLS
Jeffersonville Bancorp	399	***	Jeffersonville, NY	NASDAQ	JFBC
Penseco Financial Services Corp.	561	***	Scranton, PA	OTCBB	PFNS
QNB Corp.	615		Quakertown, PA	OTCBB	QNBC
Somerset Hills Bancorp	269	***	Bernardsville, NJ	NASDAQ	SOMH
Sussex Bancorp	356		Franklin, NJ	NASDAQ	SBBX
Wilber Corporation	759	***	Oneonta, NY	AMEX	GIW
Median (14 banks)	$588

American Bank Incorporated	$504		Allentown, PA	NASDAQ	AMBK

*

Profitable publicly-traded commercial banks in Maryland, New Jersey, New York and Pennsylvania with assets between $200 million and $1 billion as of September 30, 2005, returns on equity between 6% and 12% for the twelve months ending December 31, 2006 or nine months ending September 30, 2006 and that traded an average of more than 1,000 shares each day during the past twelve months. Excludes non-comparable banks and banks with insufficient reported information.

**	December 31, 2006.
***	September 30, 2006.

Source: SNL Financial, Charlottesville, Virginia.

Table 16

Regional Comparables

Financial Performance*

		Tang.
		Equity/		Return	Net Int.	Overhead/
		Tang.	NPAs*/	on Avg.	Inc./Avg.	Avg.
Short Name	Assets	Assets	Assets	Equity	Assets	Assets
	(In mill.)

ACNB**	$964	7.77%	.45%	10.01%	2.60%	1.56%
BCB**	510	9.93	.09	11.29	3.70	1.70
Boardwalk**	455	8.66	.07	8.51	2.92	1.77
Chemung**	732	10.96	1.11	8.63	3.49	2.02
Eagle	773	9.43	.28	11.63	4.55	2.54
First Keystone**	522	10.02	.51	11.54	2.96	1.22
Franklin Financial**	787	7.62	.44	11.78	3.10	1.55
Greater Community	949	5.93	.16	7.66	3.56	2.02
Jeffersonville**	399	10.58	.59	11.15	4.20	2.40
Penseco Financial**	561	11.97	.79	10.27	3.71	2.12
QNB	615	8.20	.07	10.88	2.70	1.60
Somerset Hills**	269	10.85	.09	7.53	3.86	2.49
Sussex	356	9.05	.83	7.31	3.63	2.25
Wilber**	759	7.69	.25	10.28	3.34	1.97
Median	$588	9.24%	.36%	10.28%	3.53%	2.00%

American	$504	6.79%	.01%	8.25%	1.86%	1.01%

*	December 31, 2006 or the twelve months ended December 31, 2006.
**	September 30, 2006 or the nine months ended September 30, 2006 annualized.
***	September 30, 2006.

Source: SNL Financial, Charlottesville, Virginia.

Table 17

Regional Comparables

Stock Performance

					Average
		Price*			Shares
	Stock	Times		Percent of	Traded
Short Name	Price*	Earnings		Tang. Book	Daily

ACNB**	$20.25	15.7	X	150%	2,167
BCB**	16.75	15.5		166	2,473
Boardwalk**	17.50	26.9		147	3,748
Chemung**	32.55	17.1		148	1,101
Eagle	16.60	15.4		216	4,671
First Keystone**	17.50	13.3		149	1,313
Franklin Financial**	27.50	17.7		148	1,248
Greater Community	18.04	21.9		226	2,867
Jeffersonville**	19.00	17.8		194	1,129
Penseco Financial**	41.65	13.4		133	1,111
QNB	24.50	14.3		152	1,097
Somerset Hills**	13.82	28.1		179	5,829
Sussex	14.75	19.2		134	2,293
Wilber**	9.40	15.7		172	1,185
Median		16.4	X	161%	1,740

American	$7.89	18.3	X	138%	1,429

*	Stock price as of January 26, 2007 and financial data as of December 31, 2006 or the twelve months ended December 31, 2006 annualized.
**	Financial data as of September 30, 2006 or the nine months ended September 30, 2006 annualized.

Source: SNL Financial, Charlottesville, Virginia.

Table 18

Low Margin Comparables*

Description

Full Name	Assets		City, State	Exchange	Ticker
	(in mill.)

ESB Financial Corporation**	$1,923		Ellwood City, PA	NASDAQ	ESBF
Federal Trust Corporation**	730	***	Sanford, FL	AMEX	FDT
Fidelity Bancorp, Inc.**	739		Pittsburgh, PA	NASDAQ	FSBI
Harleysville Savings Financial Corp.**	750		Harleysville, PA	NASDAQ	HARL
Hingham Institution for Savings**	692		Hingham, MA	NASDAQ	HIFS
MASSBANK Corp.**	846	***	Reading, MA	NASDAQ	MASB
MFB Corp.**	502		Mishawaka, IN	NASDAQ	MFBC
Parkvale Financial Corporation**	1,864		Monroeville, PA	NASDAQ	PVSA
River Valley Bancorp**	334	***	Madison, IN	NASDAQ	RIVR
St. Joseph Capital Corporation****	477	***	Mishawaka, IN	NASDAQ	SJOE
WVS Financial Corp.**	417		Pittsburgh, PA	NASDAQ	WVFC
Median (11 institutions)	$730

American Bank Incorporated****	$504		Allentown, PA	NASDAQ	AMBK

*

Profitable publicly-traded banks and thrifts with assets between $200 million and $2 billion as of December 31, 2006 or September 30, 2006, and net interest income less than 2.50% of average assets and returns on equity between 6% and 11% for the twelve month ending December 31, 2006 or the nine months ending September 30, 2005 annualized. Excludes non-comparable banks and banks with insufficient reported information.

**	Thrift.
***	September 30, 2006.
****	Commercial banks.

Source: SNL Financial, Charlottesville, Virginia.

Table 19

Low Margin Comparables

Financial Performance*

		Tang.
		Equity/			Return	Net Int.	Overhead/
		Tang.	NPAs*/		on Avg.	Inc./Avg	Avg.
Short Name	Assets	Assets	Assets		Equity	Assets	Assets
	(In mill.)

ESB	$1,923	4.46%	.18	%***	8.55%	1.51%	.82%
Federal Trust**	730	7.40	1.38		7.15	2.23	1.42
Fidelity	739	5.74	.43	***	7.46	1.86	1.25
Harleysville Savings	750	6.51	-		6.24	1.49	.99
Hingham	692	7.49	.02	***	9.19	2.43	1.29
MASSBANK**	846	12.41	-		6.81	2.47	1.27
MFB	502	7.33	1.56		11.65	2.45	2.37
Parkvale	1,864	5.25	.39		11.03	2.03	.91
River Valley**	334	7.11	1.22		7.89	2.37	1.47
St. Joseph Capital**	477	6.56	-		8.31	2.06	1.29
WVS Financial	417	7.19	.07		11.81	1.90	.70
Median	$730	7.11%	.18%		8.31%	2.06%	1.27%

American	$504	6.79%	.01%		8.25%	1.86%	1.01%

*	December 31, 2006 or the twelve months ended December 31, 2006.
**	September 30, 2006 or the nine months ended September 30, 2006 annualized.
***	September 30, 2006.

Source: SNL Financial, Charlottesville, Virginia.

Table 20

Low Margin Comparables

Stock Performance

					Average
		Price*			Shares
	Stock	Times		Percent of	Traded
Short Name	Price*	Earnings		Tang. Book	Daily

ESB	$11.18	13.6	X	171%	5,597
Federal Trust**	10.00	25.0		173	6,958
Fidelity	19.00	14.3		134	1,137
Harleysville Savings	17.15	17.5		136	1,929
Hingham	36.60	16.8		150	636
MASSBANK**	32.71	20.3		135	2,613
MFB	33.53	12.5		122	656
Parkvale	29.40	12.3		174	3,117
River Valley**	17.75	15.7		121	495
St. Joseph Capital**	39.65	30.7		229	2,532
WVS Financial	16.50	11.4		127	674
Median		15.7	X	136%	1,929

American	$7.89	18.3	X	138%	1,429

*	Stock price as of January 26, 2007 and financial data as of December 31, 2006 or the twelve months ended December 31, 2006 annualized.
**	Financial data as of September 30, 2006 or the nine months ended September 30, 2006 annualized.

Source: SNL Financial, Charlottesville, Virginia.

Table 21

American’s Discounted Dividends*

	Discount Rate
	10%	12%

Discounted Dividends – 18X earnings
Value (in million)	$38.3	$33.7
Per share**	$6.40	$5.63
Price-to-earnings	13.5X	11.9X
Price as percent of book	112%	98%

Discounted Dividends – 14X earnings
Value (in millions)	$31.4	$27.8
Per share**	$5.25	$4.65
Price-to-earnings	11.1X	9.8X
Price as percent of book	92%	81%

*	Assumes 5% annual growth rate, assets of $504 million, equity of $34.2 million, 2006 net income of $2.8 million, “normalized” capital ratio of 6.50% and a 31% tax rate.
**	Assumes shares outstanding of 5,948,790.

Table 22

Pricing Applied to American

				Average
	Price			Shares
	Times	Percent of	Number	Traded
	Earnings	Tang. Book	In Group	Daily
Comparables
Regional	16.4X	161%	14	1,740
Low Margin	15.7	136	11	1,929

	Per Share*
Applied to American**
Regional	$7.67	$9.20	-	-
Low margin	7.35	7.77	-	-

Stock Trades***
2006 range	$7.26 low – $8.69 high		-	1,484
January 2007 range	$7.60 low – 8.05 high		-	311

Discounted dividends	$6.40 per share

Value Range Based on Price-to-Book

	Percent of Book**
	140%	150%	160%

Per share*	$8.00	$8.57	$9.14
Price times earnings**	17.1X	18.3X	19.5X

*	Shares outstanding of 5,984,790.
**	Earnings of $2.8 million and equity of $34.2 million.
***	Based on monthly averages of closing prices.

Presentation to:
American Bank Incorporated
Fairness Opinion
February 8, 2007

David G. Danielson

Danielson Capital, LLC

8300 Boone Blvd., Suite 200

Vienna, VA 22182

Phone: 703-564-9120

Fax: 703-564-9125

dgd@danielsoncapital.com

0

Table of Contents

Items we considered

Comparable groups

American’s stock history

Discounted dividends method

Valuation summary

Cost of shares repurchased and impact

1

Items we considered

The markets served by the Bank

The financial condition and performance of the Bank

Outlook for the banking industry

Comparisons to the pricing multiples of other banks and thrifts, and differences to
American

Dividend paying capacity of the Bank

Cash paid for shares repurchased and the impact on earnings and capital

Any other unique characteristics

2

Comparable Groups - Overview

Regional comparables

Fourteen commercial banks in MD, NJ, NY, PA

Similar asset size and returns on equity

Had assets between $200 million and $1 billion

Return on equity between 6% and 12%

Stocks traded an average of at least 1,000 shares per day

Low margin comparables

Eleven institutions (one bank, ten thrifts) from across the eastern half of the nation

Similar returns on equity and low margins

Had a margin of less than 2.50%

Asset size up to $2 billion

No floor on trading volume

Expanded geographic range

3

Comparable Groups – Financial Summary

Median

Non-
Interest
Exp./Avg.
Assets

Net
Interest
Inc./Avg.
Assets

ROAE

NPAs /
Assets

Tang.
Equity /
Tang.
Assets

Assets

(In mill.)

2.00%

3.53%

10.28%

.36%

9.24%

$588

Regional comparables

8.25%

  8.31%

1.86%

2.06%

1.01%

1.27%

6.79%

7.11%

.01%

.18%

$504

$730

American

Low margin comparables

Source: SNL Securities, Charlottesville, Virginia.

4

Comparables Groups – Pricing Multiples

Earnings vs. book – Normally, when the value based on earnings is lower than book, book value is a better representation of value.

Earnings based – $7.25 to $7.75 per share

Book based – Using the average of the two medians of 136% and 161% creates a value of about 150% of tangible book.  A reasonable fair value range would be 10 basis points up and down, or between 140% to
160%.  Applied to American, the resulting value is between $8.00 to $9.14 per share (which is 18.6 to 21.3 times earnings, respectively).

Median

Price as a
Percent of

Book

Price Times
Earnings

149%

16.1X

   Average

161%

16.4X

Regional comparables

15.7

Low margin comparables

Without extreme outliers, the range is from

147% to 194%

Excluding the high outlier, the range is from

121% to 174%

Source: SNL Securities, Charlottesville, Virginia.

5

American – Stock History

In recent years, American’s
stock price has trended
downward.

Since 2002, EPS has
remained fairly constant in
the range of $.39 to $.45 per
share.

As a result of the lower stock
price and stable earnings, the
Bank has seen its pricing
multiples fall.

Recent pricing is under $8 per
share, but trading is light,
averaging less than 1,500
shares per day.

207

-

  3.87

-

  8.00

2000

35.6

  4.24

  .22

  7.83

2001

202

23.7

  4.70

  .40

  9.49

2002

25.1

  5.14

  .39

  9.78

2003

148

20.0

  5.80

  .43

  8.60

2004

137

18.2

  5.97

  .45

  8.17

2005

   137%

  18.2X

$5.72

$.43

  7.84

2006

-

-

$7.89

2007

Price/
Book

Price/
Earnings

Book

Per Share

Earnings

Per Share

Stock
Price

Source: SNL Securities, Charlottesville, Virginia.

6

American – Discounted Dividend

9.8X

11.1X

   Price-to-earnings

$4.65

$5.25

   Per share*

$27.8

$31.4

   Value (In mill)

14X earnings

98%

10%

   Price as percent of book

11.9X

13.5X

   Price-to-earnings

$5.63

$6.40

   Per share*

92%

$38.3

10%

$33.7

   Value (In mill)

18X earnings

12%

81%

   Price as percent of book

       Discount Rate

Discounted Dividend Model - A discount rate
is used to determine the present value of future
dividends and the terminal value under certain
assumptions.

Our projections assumed a 5% annual growth
rate, assets of $504 million, equity of $34.2
million, 2006 net income of $2.8 million, a
“normalized” capital ratio of 6.50% and a 31%
tax rate.

Discount rates of 10% and 12% are used as
they represent reasonable returns on a bank
investment.

Terminal values of 14 and 18 times earnings
are used as 14 times earnings is a normal
trading multiple and 18 times earnings is
American’s current multiple.

These assumptions create a value range
between  $4.65 to $6.40 per share.

* Assumes shares outstanding of 5,948,790

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Valuation Summary

For a bank, earnings are the best determination of value, but if earnings are low or inconsistent, book value provides a better guide.

American was compared to two comparable groups of banks and thrifts.

Regional comparables - 16.4 times earnings and 161% of tangible book

Low margin comparables - 15.7 times earnings and 136% of tangible book

The price times earnings multiples suggested by the two comparable groups were below those determined by price-to-tangible book and not representative of fair market value for American stock.  Therefore, reliance was placed on multiples of price-to-tangible book.

The average of the two medians – 161% and 136% of book –  was about 150%.

A fair price range would be 10 basis points up and down – 140% to 160% of book.

8

Valuation Summary (continued)

The resulting fair value price range is between $8.00 to $9.14 per share with a midpoint of $8.57 per share.

As this GPT has involuntary elements, the repurchase price should reflect a small premium.

A value at the high end of the range from $9.00 to $9.14 per share

Or by applying a 5% premium to the midpoint of $8.57, which is $9.00 per share

Thus, it is our opinion that any price within the range of $9.00 to $9.14 per share is a fair price for American, its shareholders who are above the threshold for the
GPT, and shareholders below the threshold, who will receive, or elect to receive, cash.

9

Cost of Shares Repurchased and Impact

Under the low and high end of the value range, the maximum cash payout is about $1.6 to $1.65 million .

Projections show that under a 100% cash payout, or a 50% payout, EPS will increase slightly and the Bank will remain well capitalized.

*To get below 300 shareholders.

$1,645,200

$1,620,000

  Maximum payout

       $9.14

       $9.00

Price

180,000

180,000

Estimated shares*

High

End

Low

End

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